2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING TO RELEASE FINAL Q4 RESULTS WEDNESDAY MARCH 19, 2008

Telephone Conference to be held on March 19 at 11:30 AM Eastern Standard Time (EST), 16:30 Central European Time (CET), 08:30 AM Pacific Standard Time (PST).

March 18, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the final Fourth Quarter and Year-End report for the fiscal year 2007 will be published on March 19, 2008.

The report will be published at approximately 9:30 AM EST (14:30 CET, 6:30 AM PST) on March 19, 2008.

The Company will hold a telephone conference with an interactive presentation at 11:30 AM EST (16:30 CET, 08:30 AM PST) on March 19, 2008.

Please call in 10 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Confirmation code: 4678930

Call-in number for the conference call (North America): 1 718 354 1389
Call-in number for the conference call (Europe): +44 (0) 20 7806 1957

To take part of the interactive presentation, please log on using this direct link:

http://www.livemeeting.com/cc/premconfeurope/join?id=4678930&role=attend&pw=pw3267

Or visit the website www.euvisioncast.com and login using the following:

Meeting ID: 4678930
Meeting Password: pw3267

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com on March 19, 2008.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until March 25, 2008.

Replay number in Europe is: +44 (0) 20 7806 1970
North America: 1 718 354 1112
To access the recording, please enter access code: 4678930#

For further information, please contact:

Catarina Ihre, Manager Investor Relations: +46 706 07 92 63
Sophia Shane, Investor Relations, North America: +1 604 689 7842